U.S. SEC[barcode]MISSION

04004520

So 3/9/04

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-30919

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Altura, Nelson & Co., Incorporated
[redacted]

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

18 Crow Canyon Court, #350
(No. and Street)

San Ramon	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shelley G. Altura, CEO — (925) 831-0600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Shelley G. Altura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Altura, Nelson & Co., Incorporated as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[redacted]

Notary Public

LINDA STEPANOVICH
Commission # 1348523
Notary Public — California
Contra Costa County
My Comm. Expires Mar 26, 2006

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
[redacted]	(c)	Statement of Operations
[redacted]	(d)	Statement of Cash Flows
[redacted]	(e)	Statement of Changes in Stockholder's Equity
[redacted]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[redacted]	(g)	Computation of Net Capital
[redacted]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[redacted]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

Altura, Nelson & Co., Incorporated

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Stockholders of
Altura, Nelson & Co., Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Altura, Nelson & Co., Incorporated (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 30, 2004

Altura, Nelson & Co., Incorporated
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 274,657
Deposit with clearing broker	189,181
Due from employees	47,919
Income tax refund receivable	31,820
Prepaid expenses and other assets	22,457
Fixed assets, net	10,181
Deferred tax benefit	10,975
Total assets	$ 587,190
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 30,414
Accrued compensation	90,000
Total liabilities	120,414
Commitments (Note 6)	
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized; 1,250 shares issued and outstanding	240,000
Retained earnings	226,776
Total stockholders' equity	466,776
Total liabilities and stockholders' equity	$ 587,190

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Altura, Nelson & Co., Incorporated (the "Company"), a California corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders broker-dealer services related to the sale and underwriting of municipal bonds and provides financial advice to municipalities. As such, the Company is dependent upon this specific market segment. All securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets include furniture and equipment and are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using the straight-line method over their estimated useful lives of five years.

Financial Instruments

The company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables and payables) approximate fair value at December 31, 2003.

Income Taxes

The Company's method of accounting for income taxes is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Revenue Recognition

Underwriting income is reflected on a gross basis and arises from municipal securities offerings in which the Company acts as an underwriter. Revenue is recorded at the time the underwriting is settled. Securities transactions are recorded on a trade date basis.

Underwriting revenue is shown net of costs of issuance associated with this financing. During the year the Company paid costs of issuance on one bond issue pursuant to the bond purchase agreement between the issuer and the underwriter (the Company). These costs represent legal, ratings, bond insurance and offer fees associated with the issuance of the bonds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3. Profit Sharing Plan

Effective January 1, 1985, the Company adopted a profit sharing plan ("the Plan") which covers substantially all of the Company's employees who meet age and service requirements.

Contributions to the Plan are made at the discretion of the Board of Directors and are allocated to eligible employees based on compensation.

4. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $343,424, which was $243,424 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis and as such the Company is exempt from the provisions of SEC Rule 15c3-3.

5. Risks and Uncertainties

The Company is engaged in brokerage activities with its clearing broker and other counterparties which primarily consist of institutional investors and other broker dealers. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations.

6. Commitments

The Company leases office space and certain equipment under noncancelable operating leases which expire through 2005. At December 31, 2003, future minimum rental payments related to these noncancelable operating leases are as follows:

Years Ended December 31,	
2004	$ 92,357
2005	24,233
2006 and thereafter	14,727
	$ 131,317

7. Guarantees

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As a right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has not recorded any liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.